January 24, 2005

Via US Mail and Facsimile

Jo Mark Zurel
Senior Vice-President & Chief Financial Officer
Hanger 1, St. John`s Airport
PO Box 5188
St. John`s, Newfoundland
Canada AIC5V5

Re:	CHC Helicopter
	Form 20-F for the Year Ended April 30, 2004
	Commission File Number:  1-31472

Dear Mr. Zurel:

      We have reviewed your December 17, 2004 response letter and have the accounting following comments. Please note legal comments on the above referenced amendment have been excluded from this letter. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

* * * * * * * * * * *

1. We note your response to our previous comment 7, but are still unclear as to the nature of the $3.8 million. As such, please supplementally explain to us the nature of this asset, and consider revising your disclosure to include a discussion of this amount.

2. Refer to our previous comment 11. Based on our understanding of
PBH contracts, it is unclear to us why you consider repair and overhaul events performed to be revenue generating events if these repair and overhaul services are performed on aircraft owned by you and are necessary to continue flight operations. Also, as these services are necessary for your continued use of the aircraft in your business, they do not appear to have value to the customer on a stand alone basis, and therefore do not meet the bifurcation requirements of EITF 00-21. Please explain to us why you believe repair and overhaul events on planes operated under PBH contracts constitute revenue earning events.

3. Refer to our previous comment 11. We note that, on page 127 of your Form 20-F, your discussion of revenue recognition for engine and component repair and overhaul services indicates that a portion of this revenue is recognized on a monthly basis to reflect ongoing services, and the balance is recognized when the major repair and overhaul activities are completed. We also note that you capitalize and amortize the costs of these services to amortization and/or operating expense. Please tell us how much revenue is recognized monthly both in actual dollars and as a percent of total overhaul revenue, and how your recognition policies for revenues and for expenses result in proper matching.

4. Refer to our prior comment 16. Please revise your disclosure to indicate these guarantees are in the form of letters of credit.

5. We note your response to our previous comment 24. Please tell us the facts and circumstances differing in the analysis performed by the third party versus that performed by you in determining the original useful life, and the specific new information learned or events occurring leading to the conclusion that, going forward, the useful life of these assets has now changed. Please also tell us the facts and circumstances leading you to employ the services of a third party to estimate aircraft values, and why this was considered necessary now and not in performing the initial assessment of useful life.


* * * * * * * * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      	You may contact Amy Geddes at 202-942-2885 or me at 202-
942-1995 if you have questions regarding comments on the financial statements and related matters.


								Sincerely,



								David R. Humphrey
								Branch Chief

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CHC Helicopter Corporation
January 24, 2005
Page 1